April 26, 2007	Mayer, Brown, Rowe & Maw LLP 71 South Wacker Drive Chicago, Illinois 60606-4637

Ms. Hanna T. Teshome	Main Tel (312) 782-0600 Main Fax (312) 701-7711 www.mayerbrownrowe.com
Special Counsel Division of Corporation Finance Securities and Exchange Commission 100 F Street N.E. Washington, DC 20549-3561	Jon D. Van Gorp Direct Tel (312) 701-7091 Direct Fax (312) 706-8362 jvangorp@mayerbrownrowe.com

Re:	Westpac Securitisation Management Pty Limited

Amendment No. 1 to the Registration Statement on Form S-3

Filed March 30, 2007

File No: 333-140399

Dear Ms. Teshome:

In this letter, Westpac Securitisation Management Pty Limited (the “Registrant”) responds to the Commission staff’s comment letter dated April 20, 2007 concerning the captioned Registration Statement (the “Comment Letter”).

The Registrant’s responses to the Comment Letter are set forth below. The responses follow each of the staff’s comments, which are re-typed below. Capitalized terms not defined herein have the meanings assigned to them in the Registration Statement.

This letter is being submitted on behalf of the Registrant, accordingly, the terms “we”, “us” and “our” in the following responses refer to the Registrant.

Registration Statement on Form S-3

General

1.	The Division of Investment Management has asked us to advise you that, on the basis of the information in the Registrant’s Form S-3 registration statement, it appears that the issuing entity may be an investment company as defined in the Investment Company Act of 1940 (“1940 Act”).

Accordingly, please explain why the issuing entity should not be considered an investment company subject to registration and regulation under the 1940 Act. If,

for example, the issuing entity intends to rely on the exception in Section 3(c)(5)(C) of the 1940 Act, please confirm that the issuing entity’s asset composition will comply with interpretations issued by IM regarding section 3(c)(5)(C). Please note that, in the staff’s view, an issuer is not excepted under section 3(c)(5)(C) unless at least 55% of its assets directly consist of “mortgages and other liens on and interests in real estate” and the remaining 45% of its assets consist primarily of real estate-type interests. See, e.g., NAB Asset Corporation (pub. avail. June 20, 1991); Citytrust (pub. avail. Dec. 19, 1980); Salomon Brothers, Inc. (pub. avail. June 17, 1985). Of the remaining 45% of the issuer’s assets, at least 25% must be in real estate related assets, although this percentage may be reduced to the extent that more than 55% of the issuer’s assets are invested in mortgages and other liens on and interests in real estate. See Division of Investment Management, SEC, Protecting Investors: A Half Century of Investment Company Regulation (1992) at p. 72.

Response

No issuing entity will be an investment company as defined in the 1940 Act, because each issuing entity will either rely on the exception in Section 3(c)(5)(C) of the 1940 Act (“Section 3(c)(5)(C)”) or rule 3a-7 under the 1940 Act (“Rule 3a-7”). The Registrant monitors the assets and activities of the trusts and the terms of the related agreements to assure that each trust falls within Section 3(c)(5)(C), Rule 3a-7 or both. In fact, the underwriters in takedowns from this Registration Statement will require an opinion of counsel that the issuing entity is not an investment company. If an issuing entity relies on Section 3(c)(5)(C), it will satisfy Section 3(c)(5)(C)’s requirements, including the asset composition requirements as interpreted in the letters referenced in the query above.

Base Prospectus

The Issuer Trustee / The Seller Trustee / The Note Trustee, page 41

2.	If the issuing entity intends to rely on rule 3a-7 under the 1940 Act, please explain whether any trustee meets the requirements imposed by rule 3a-7(a)(4), including the requirement that the trustee be a bank and not be affiliated, as that term is defined in rule 405 under the Securities Act of 1933, with the issuer or with any person involved in the organization or operation of the issuer. Please also explain whether such a trustee will take the actions necessary to meet the requirements in rule 3a-7(a)(4)(ii) and (iii). To the extent that these requirements are not met, please explain how the issuing entity would be in conformity with the rule.

Response

If an issuing entity relies on Rule 3a-7, such issuing entity will comply with such rule, including the requirement imposed by rule 3a-7(a)(4) that the trustee be a bank and not be affiliated with the issuer or with any person involved in the organization or operation of the issuer.

Deposit Agreement, page 35

3.	If the issuing entity intends to rely on rule 3a-7 under the 1940 Act (“Rule 3a-7”), please explain whether the investment agreements described in this section, allowing all or a portion of the amounts held in the collection account or reserve account to be invested with an entity specified in the prospectus supplement, meet the definition of “eligible assets” under rule 3a-7(b)(1). In so doing, please explain the types of investments that such entity could invest in.

Response

If an issuing entity is structured to rely on Rule 3a-7, such issuing entity will comply with Rule 3a-7(b)(1) under the 1940 Act, which requires that the assets held by such issuing entity satisfy the definition of “Eligible Assets”. Any investment agreement or deposit agreement will be structured so that funds subject to investment under these agreements will be available to the issuing entity to make timely payments to holders of the notes. For example, to the extent that such investment agreement or deposit agreement permits the investment of funds in authorized investments, such authorized investments will be limited to highly rated cash and cash equivalent investments that will mature and be available for distribution whenever payments are scheduled to be made to noteholders.

If you have specific questions you would like to discuss, please do not hesitate to contact me at (312) 701.7091. Please communicate any remaining comments to my attention at the address and/or facsimile number above.

Sincerely,

/s/ Jon D. Van Gorp
Jon D. Van Gorp